Exhibit 99.1
EnCana offers a cash reward of up to $500,000
to help solve Dawson Creek bombings
CALGARY, Alberta (January 13, 2009) — EnCana Corporation is offering a cash reward of up to $500,000 for information directly leading to the arrest and prosecution of the individual or individuals responsible for the recent bombings at EnCana facilities in the Tomslake area near Dawson Creek, British Columbia. The reward, subject to the Terms and Conditions set out below, is intended to encourage anyone with information to help the police solve these crimes, stop any further attacks and help ensure the safety of the communities in and around Dawson Creek.
“We take the bombings of our facilities very seriously. The safety of our workers and the people who live in the communities where we operate is of paramount importance. That’s why we are putting up this reward to help stop these bombings and end the threat that they pose to people in the Dawson Creek area,” said Mike Graham, EnCana’s Executive Vice-President & President, Canadian Foothills Division.
“Whoever is responsible for these bombings has to be stopped before someone gets hurt. We hope this reward will encourage anyone who has knowledge of those responsible for the bombings to come forward and help put an end to these dangerous attacks that threaten the well-being of our staff, those who work for us and the residents and communities in the Dawson Creek area,” Graham said.
Persons with information about these bombings who want to qualify for the reward are encouraged to contact the Royal Canadian Mounted Police in one of the following ways:
•	Telephone to the RCMP toll-free at 1-866-994-7473

•	Go online by visiting: www.dawsoncreekbombings.com

•	Visit: www.encana.com and click on the RCMP icon which is a link to the RCMP website

•	Visit your local detachment of the RCMP
The RCMP are investigating four bombings that occurred during the past three months, two at pipelines, one at a well head and the most recent one discovered on January 4, 2009 at a metering shed on an EnCana well site south of Dawson Creek.
“It is fortunate that no one has been seriously hurt during the bombings but if they continue, there is a serious risk of injuries or death,” Graham said. “We would never want to see that happen. We appeal to anyone with information to share the details with police — for the safety of our communities.”
Terms and Conditions of reward payment
The obligation for EnCana Corporation (“EnCana”) to pay the reward is subject to the following conditions:
1.
To qualify for the cash reward, the information and testimony provided must be determined to be of high quality, significantly advancing the investigation of the RCMP and integral to the criminal prosecution of an individual or individuals responsible for any or all of the bombings.

2.
After consulting with the RCMP and the Crown Prosecutor assigned to the prosecution, EnCana will determine, in its sole discretion, the monetary value, if any, of any information and assistance provided to the investigation and the prosecution. EnCana’s determination of the value of information shall be final, binding and not reviewable. The total of all reward payments will not exceed CAD $500,000.

3.
EnCana reserves the right to reject a claim for payment of the reward to any individual or individuals providing information if there has been collusion or criminal involvement on their part in any of the bombings.

4.	The following words and phrases have the following meanings:
(a)	“bombings” means all or any of the explosions which damaged EnCana’s wells and facilities near Dawson Creek, B.C.

(b)	“cash reward” means an amount payable in accordance with the directions of the individual or individuals who provided the information and testimony fulfilling the terms and conditions described above.
5.	The reward is not available to EnCana employees or EnCana contract staff or any member of their families or extended families.
EnCana Corporation
EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. For more company information, go to www.encana.com.

FOR FURTHER INFORMATION:
EnCana Corporate Communications
Media contact:	Media contact, Dawson Creek:
Alan Boras	Brian Lieverse
Manager, Media Relations	Community Relations Advisor
(403) 645-4747	Dawson Creek
Carol Howes	(780) 814-4017
Advisor, Media Relations
(403) 645-4799

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